
December 22, 2021

Troy Datcher
Chief Executive Officer
TPCO Holding Corp.
1550 Leigh Avenue
San Jose, California

> **Re: TPCO Holding Corp.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed December 9, 2021**
> **File No. 000-56348**

Dear Mr. Datcher:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keith D. Pisani, Esq.